ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

November 3, 2006

06018309

Securities and Exchan[illegible]
Division of Corporatio[illegible]
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

SUPPL

RECEIVED
2006 NOV -9 A 11:32
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

PROCESSED
NOV 14 2006
THOMSON FINANCIAL

TED BRINDAL
Company Secretary

Lodgement with Australian Stock Exchange:
3 November 2006 (ASX – Announcement & Media Release - Drilling Update)

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

3 November 2006

ASX ANNOUNCEMENT AND MEDIA RELEASE

DRILLING UPDATE

West Andrew Prospect, Vermillion Parish, South Louisiana (FAR 10%)
Intermediate surface casing run to 11,515 feet – preparing to drill ahead.

Intermediate casing has been run in the Lucy B. Thomas et al #1 well to 11,515 feet and preparations are in progress to drill ahead toward planned total depth. The well is a dry land straight hole test of the West Andrew Prospect and is being drilled using the Great Wall Rig GWD #172.

FAR has a 10 percent working interest in the West Andrew Prospect, a three-way dip fault closure, located on a 400 acre lease block in Vermillion Parish, South Louisiana. The prospect is supported by a combination of subsurface well control and 3D seismic and lies on a prolific "*Camerina*" trend where historical production exceeds 1.7 TCF of gas.

The Lucy B. Thomas et al #1 well has a planned total depth of 14,000 feet and a likely drilling duration of approximately 53 days.

The *Camerina* (Upper Frio age) interval produces in the adjacent Andrew Field area. Net sand maps of the area show the West Andrew Prospect should have approximately 60 feet of pay in the *Camerina-1* sand and approximately 40 feet in the *Camerina-2* sand with total potential estimated at 20 BCF gas and 200,000 barrels of oil.



Foreman 1
Broussard A22
Hunter FT11
Landry G
12,000'
13,000'
14,000'
Fault Block Production
Cam 2 - 16.3BCF + 168MBC
Camerina 1
Camerina 2
Fault Block Production
Cam 1 - 8.7BCF + 77MBC
Cam 2 - Est 5BCF
Fault Block Production
0.5BCF
Fault Block Production
Cam 1 - 20BCF + 221MBC
West Andrew Prospect
Estimated Reserves
Cam 1 - 13BCF + 130MBC
Cam 2 - 7BCF + 70MBC
New Well in Fault Block
9 MMCF/D
Camerina trend production exceeds 1.75TCF
0
4000
West Andrew Prospect
Vermillion Parish
Louisiana

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au

Existing infrastructure lies nearby providing for quick sales turnaround in the event of a successful well with production rates in excess of 7 million cubic feet per day being possible.

FAR was attracted to this opportunity given the relatively low risk associated with the prospect, the multiple *Camerina* Sand targets, the quality technical control, the attractive indicated profitability, the nearby infrastructure and the potential for early production.

The Operator is Sandalwood Exploration LP of Houston, Texas. FAR's working interest reduces to 7.5% after casing point has been reached in the well. All other participants are North American entities and include the Reeder Energy group who participate with FAR in a number of other ventures.

For information on FAR's drilling activities visit our website at www.far.com.au

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

October 31, 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

TED BRINDAL
Company Secretary

Lodgement with Australian Stock Exchange:
31 October 2006 (ASX – Quarterly Report for the period 1 July 2006 to 30 September 2006; Appendix 5B; 2006-2007 Estimated Drilling Program)

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

QUARTERLY REPORT FOR THE PERIOD
FROM 1 JULY 2006 TO 30 SEPT 2006

HIGHLIGHTS

OFFSHORE WEST AFRICA - SENEGAL
3D Seismic coverage to increase by 50 km^2
Mobilisation costs of seismic vessel to be shared with Italian Group Edison.

UNITED STATES OF AMERICA
Third quarter oil and gas sales $736,417.
Oil and Gas discovery at Welder Ranch, Texas
Galveston Bay well plugged and abandoned, Texas
Drilling commences at West Andrew gas prospect, South Louisiana.
Eagle well suspended pending possible re-entry, California.
Planning in progress for new well at Lake Long, South Louisiana.
Preparations advanced for 50 sq mile 3D shoot at NE Waller, onshore Texas.

CANADA
Testing in progress in Kakwa Deep Project, Alberta.

OFFSHORE CHINA
Development studies progress on 6-12 South Oil discovery
Block 22/12 renewed for a further two year term

AUSTRALIA
Stokes Bay-1 and Valentine-1 likely in back to back program run by new operator ARC Energy in onshore Canning basin permit EP104.
Duomonte and Dr Zeus Prospects mature for drilling 2007 offshore WA-254-P.

OFFSHORE WEST AFRICA - SENEGAL
RUFISQUE AND SANGOMAR AND SANGOMAR DEEP OFFSHORE BLOCKS (OPERATOR – HUNT OIL COMPANY)

During the quarter, Hunt/FAR reached agreement to share the MV Symphony seismic vessel with the Italian group Edison and apply the savings that will result from sharing the mobilisation costs toward extending the 3D coverage by 50 km^2. The increased survey area comprising a total of 2,050 km^2 will now include prospect C1, in the southwest corner of the Sangomar Offshore block. Integrating C-1 into the overall 3D grid offers significant advantages compared to reprocessing old Shell seismic data over this prospect.

The MV Symphony vessel will first acquire Edison's 1500 km^2 3D in the Rufisque Deep Offshore block adjacent and to the north of FAR's blocks. The start of 3D seismic acquisition by CGG for Hunt/FAR is now estimated to be January 22nd, 2007 or sooner if the Symphony finishes its current job in Cabinda, Angola earlier.

Prospect C1 Top Cenomanian Depth C.I. = 25 meters


Cenomanian Truncation
5 KM

The acquisition of 2,050 square km. of 3D seismic data will be conducted by the French seismic company CGG.

FAR's holds a 30 percent participation in the Rufisque Offshore, Sangomar Offshore and Sangomar Deep Offshore blocks. These offshore concessions, located in the Mauritania-Senegal, Guinea Bissau Basin, offer potential for world class oil accumulations.

Senegal Exploration Opportunity

- Deep water play with giant hydrocarbon potential in the Senegalese portion of the productive Mauritania-Senegal-Guinea Bissau Basin. Large closures identified at the Aptian carbonate and Cenomanian sandstone levels, along with numerous Senonian stratigraphic leads with significant upside potential exceeding 1 billion barrels recoverable within the licence

- The **Sangomar-Rufisque** offshore licence covers an area of 14,981 sq km over the shelf, slope, and basin floor

- Contract terms are among the best in the world, and were recently improved as a result of the government reducing the tax rate to 25%

- FAR will partner Senegal Hunt Oil Company (**SHOC**) in evaluating this opportunity, by contributing toward a 2050 sq km. 3D seismic acquisition program commencing January 2007. The acquisition will utilize the vessel "Symphony" one of the largest seismic vessels in the world.



- The proposed 3D survey is designed to validate several potentially significant prospects and a number of leads identified by Hunt based on existing 2D seismic data in addition to identifying additional prospects

- The northwest African margin is relatively under-explored, but hosts numerous recent, sizeable, and intriguing discoveries including the Woodside operated Chinguetti and Tioff discoveries in adjacent Mauritania


Mauritania
Senegal
Rufisque Dome
Gambia

Hunt Oil Company

A privately owned exploration and production company, Hunt Oil has successfully conducted worldwide petroleum operations for 70 years. Today it ranks as one of the world's leading independent energy companies. Hunt currently conducts or participates in major production operations in the United States, Canada, Yemen and Peru. Further information is available at www.huntoil.com.

Participants

Senegal Hunt Oil Company (Operator)	60%
First Australian Resources Limited	**30%**
Petrosen (State Oil Company)	10%

Senegal

With its capital city of Dakar located on the westernmost point of Africa, Senegal is a gateway to the continent. Senegal is considered one of Africa's most politically and economically stable countries and hosts some of the best transportation, telecommunications and communication infrastructure in West Africa. It has been a functioning democracy since independence from France in 1960 and enjoys free and fair elections. Contract terms for oil and gas exploration and production are among the best in the world.

Other Activity – West Africa

A recent auction of acreage in the Congo Basin, offshore Angola for three deepwater exploration tracts saw international oil companies bid in excess of US$3.1 billion in signature bonuses alone, reportedly the highest ever offered for exploration anywhere in the world. Gaz de France has recently agreed to study the feasibility of an LNG project based on deepwater gas discoveries in nearby Mauritania. These activities confirm the growing importance of West Africa in world energy.

NORTH AMERICA

The Company views North America, particularly the gulf coast area, as the key to building a production and reserve base. This is unsurprising given the proliferation of hydrocarbons, the robust energy pricing regime and the established infrastructure. FAR has built a strong network over more than a decade of doing business in Texas and Louisiana. FAR's robust cash position and Houston presence underpins its ability to exploit North American ventures.

PRODUCTION

Gas sales during the quarter totalled 37.3 million cubic feet for an average of 0.40 million cubic feet per day at an average price of US$6.15 per thousand cubic feet before production taxes. Oil sales during the quarter totalled 4,467 barrels for an average of 49 barrels of oil per day at an average price of US$72.05 per barrel before production taxes.

During the quarter completion activity continued at Kakwa in Canada. Two wells were drilled in the Gulf Coast with one being completed for production at Welder Ranch and the other in Galveston Bay being plugged and abandoned. The Eagle well has been suspended for future re-entry and drilling commenced at West Andrew in Louisiana. Leasing activity continued on the NE Waller Project onshore Texas.

The above activity is planned to increase FAR's production profile in due course as successful wells are added to the production stream.

Eagle Project, San Joaquin Basin, California (FAR 15%)
Well suspended for future re-entry

Prior to the arrival of a deep work over rig on 18th September 2006 a coil tubing rig carried out work which confirmed the perforating guns had not fired as previously postulated. The hole was cleared of production tubing however it was not possible to pass through the production valve at 3,963 metres depth in preparation for the running of new casing and perforating guns to test the 72 metres of calculated oil pay behind casing in the lower Mary Bellocchi Gatchell sand.

A decision was reached that rather than continue the work over (the production valve being too damaged) a future re-entry and side track from the current cased Eagle North-1 well bore would be considered. This would target the oil shows seen in the 177 metres of horizontal well in the lower Gatchell sand from 4,209 to 4,386 metres (13,810 - 14,390 feet) measured depth.

The Eagle Oil Pool remains a valid target given the established presence of oil in the target zone over 177 metres of horizontal extent, coupled with the known ability to flow oil and gas to surface from this zone from the nearby Mary Bellocchi-1 vertical well (223 barrels of oil per day and 0.7 million cubic feet per day flow from a 12 metre interval of lower Mary Bellocchi sand).

Planning has commenced for this future operation with the exact timing of which is subject to the availability of the required deep drilling rig, equipment and personnel. A new operator and partner may be sought for this project with the opportunity for an incoming partner to farmin to the interests currently held by some of the parties. FAR has made no decision at this stage and awaits an evaluation of the proposed forward program before making a decision on whether it will continue at its current level of interest in the joint venture or farm down.

<u>Lake Long Project, Lafourche Parish, South Louisiana</u>
<u>Well scheduled within 90 days</u>

FAR has executed an authority for expenditure in relation to a proposed 13,555 foot Lower Hollywood test requiring the well to spud within 90 days (during the 4th quarter 2006). The SL 328 #2 is being drilled under a turnkey contract at a completed cost of US$11.5 million.

The proposed #2 well is supported by 3D data. BP has now provided a lease to enable the well to progress. FAR (4.09%WI) hopes to replicate the success achieved in the initial Hollywood test drilled in 2004.

All working interests at Lake Long are subject to State and other minor royalties. Other participants in the field include the Operator, Palace Exploration and Kriti Exploration Inc based in North America.

<u>South Grosse Tete, Iberville Parish, South Louisiana (FAR 18.3%)</u>
<u>Proposed reciprocal farmout to increase Nodasaria potential</u>

FAR has agreed in principle to participate in a farm-out with Hilliard Inc covering a small portion (about 13 acres) of the Schwing lease in a proposed 12,600 foot Bol Mex test well. The reciprocal farm-out will enable FAR to tie up acreage held by Hilliard prospective for deeper Nodasaria. The farm-out further provides FAR may take over the wellbore if the Bolmex test fails, and use the well for a sidetrack to test our Nodosaria play at greatly reduced cost.

The Schwing #40-1 well, a proposed 14,500 foot Nodosaria test with deep gas potential is considered to be the lowest risk of the three, multi-objective deeper prospects yet to be evaluated on FAR's leases.

Concepts remaining to be tested include:

1. the deep pressured Wilcox play to the east which will be tested by the Baist 29-1 well, and
2. the downthrown normally pressured Bolmex and Lower Marg Tex, up-thrown pressured Nonion Struma and Nodosaria to be tested by the Schwing 40-1 well.

The project is being operated by Spartan Operating Company, Inc. FAR's interest will reduce to 13.725 percent provided cost recovery is achieved on a project basis.

<u>Rainosek Project, Lavacca County, Texas (FAR 21.57%)</u>
<u>Completion waiting on formal leaseholder approval</u>

Planned completion activity is still waiting on formal approval from a leaseholder which is expected shortly.

A completion unit has been retained under contract to perform an uphole completion of the existing Rainosek-1 wellbore in a series of thin potential lower Wilcox pay zones at 8,750, 8,550, 8,312, 8,130, 8,105 and ultimately the 6,000 foot zone. This activity is expected to commence immediately leaseholder approval is granted with an August 2006 start likely. FAR has indicated it would participate for its 21.57 percent interest (reducing to 15.89% for participation by the leaseholder).

Provided this work is successful, at least one further drilling location within the Rainosek leasehold area would also be prospective for the Wilcox zones which are evident in the Rainosek-1 and 3 wells. New leases have been secured on the Bender and Bujnoch tracts, to enable the drilling of the Bender-Bujnoch-1 well, 1200 feet southeast of Rainosek-1. Primary objectives are the 8300', 8130' 8100' 7850', 7400' and 6000' zones.

A surface location is currently being negotiated with the surface owner. Subject to this, a slot has been reserved with Black Creek's Rig 1, to drill the Bender-Bujnoch well with most likely timing being 4th quarter 2006. FAR's interest in the proposed well is 21.57 percent.

Rainosek 1 is currently inactive, while Rainosek 3 is steady at about 80 BOPD from the 7400' zone.

Trio HBJV Parker, Hardeman County, Texas (FAR 16.77%)
New well proposed

A proposal remains outstanding to drill a vertical well between the Parker#1 and #2A wells targeting attic oil (estimated at 100,000 barrels gross) by one of the working interest owners. If successful such a well would pay out in less than 12 months at production rates of 75 barrels of oil per day. FAR has indicated that it would farm out should this proposal go forward.

Welder Ranch Gas Project, Victoria County, Texas (FAR 9-9.69%)
A2 Drilling success – Sales commence.

During the quarter, the Welder Ranch A2 well was drilled under a farm out arrangement with Chesapeake Exploration Limited Partnership and reached a total depth of 13,200 feet. Whilst no pay was observed in the primary objective a secondary zone at 10,300 feet has been completed for production.

Sales commenced at the Welder Ranch A2 well on 23 October 2006 and during the past 24 hours the well produced at the rate of 2.84 million cubic feet of gas and 150 barrels of oil per day on a 12/64 inch choke at a flowing tubing pressure of 3145 psi.

FAR farmed out its proportionate share in AMI acreage comprising 530 net acres (excluding the Vaquero #1 and #2wells) to Chesapeake Exploration Limited Partnership for the drilling of two (2) wells to test the Middle Wilcox formation. The farm out provided FAR with a 25% carry to casing point in the A2 well (in respect of its proportionate 9% share) and is subject to the Chesapeake JOA and letter agreement with Dune. A production unit has now been formed around the new well with FAR's interest in the ultimate unit being 0.392608%.

The Vaquero #1 and #2 wells and Welder Ranch A2 are located on an area of mutual interest comprising 1,000 acres of the Welder Ranch lease, in Victoria County, South Texas. FAR has a 9.69% percent working interest in the Vaquero #1 well and a 9.0% working interest in the #2 well and 0.392608% in the A2 unit.

Galveston Bay State Tract 135 (FAR 12.5%)
Well plugged and abandoned

The ST135S #1 well located in the Redfish Reef Area of Galveston Bay State Tract 135, offshore Gulf of Mexico was drilled during August 2006 using Todco Rig 57. The well reached planned total depth of 9,900 feet and was logged to evaluate hydrocarbon shows evident on mudlogs over five discreet Frio Sand Intervals.

Logging indicated no resistivity in any of the key beds and mudlog shows appeared limited in nature suggesting the well failed to gain structure over offset control wells. There were two small blips of resistivity in the Frio 18 Sand (with gas shows and fluorescence) however these were not considered to be commercial and the well will be plugged and abandoned.

The data learned from the well will now be incorporated into the existing 3D data set to determine if any potential remains within the leases which comprise 640 acres. There remain a number of shallow gas targets to be evaluated on the leases.

FAR has a 12.5% working interest. The Operator is Genesis Production Co of Houston, Texas. All other participants are North American entities.

NE WALLER, ONSHORE GULF COAST

3D Seismic Project – Leasing nears completion/Seismic set to commence

Having tied up the core leases in its Gulf Coast 3D Project FAR is now able to provide identification of the program area (see map attached) and name the operator as AYCO Energy of Houston, Texas. This data had been restricted during the ground acquisition phase to limit potential lease competition.

FAR is the lead participant in this onshore Texas Gulf Coast exploration opportunity with a 34% working interest which will provide excellent leverage as the program moves into the drilling phase.

The Operator reports that 11,220 gross and 8,150 net acres have now been signed up under favourable costs and conditions. Acceptance of lease terms by mineral owners has been encouraging with no competition evident providing a good core base for the proposed 3D program.

A test seismic line is set to commence prior to obtaining the full 50 square mile survey. Contracting arrangements for permitting and seismic data acquisition are now being advanced and should enable the shoot to be acquired this quarter.

FAR together with AYCO, an established Houston based operator ("Operator") intends to acquire a 50 square mile 3D seismic survey covering a lightly explored area, on trend with significant Eocene production. The survey is designed to evaluate a number of structural leads generated by extensive subsurface mapping and evaluation of over 100 miles of existing 2D seismic data acquired mainly in the 1980's.


WALLER
Program
Area
TOMBALL, 35
CONROE, 31
HUMBLE, 1905
KATY, 35
FAIRBANKS, 38
HARRIS
HOUSTON

Primary Objectives are multiple normally pressured prolific Eocene sands in structural traps. The area to be evaluated with 3D seismic is on depositional strike with several nearby fields which have produced over a quarter trillion cubic feet of gas and over thirty million barrels of liquids. Although targeting natural gas, most of the sands in this trend are condensate rich.

Additional Objectives comprise highly productive Miocene, Oligocene and Upper Eocene sands. These sands have produced primarily from stratigraphic traps. A field on trend has produced almost 30 million barrels of liquids and 20 billion cubic feet of gas from this section. These shallow sands are especially prone to displaying 3D amplitude anomalies.

Deeper potential comprised of a number of high risk – high potential objectives lies beneath the Eocene section.

The purpose of the program will be to locate optimal drill sites from which the sizeable hydrocarbon potential of the play area may be tested. Potential reserves in excess of 50 BCFE, from the primary objectives alone, are anticipated.

The Operator, AYCO, has a successful track record of generating prospects and driving 3D programs in the Gulf Coast area. Importantly this early entry and significant equity in the program will enable FAR to farm out certain of the future drilling risk on favourable terms, should it so desire.

<u>West Andrews Prospect, Vermillion Parish, South Louisiana</u>
<u>Drilling ahead at 11,435 feet.</u>

The Lucy B. Thomas et al #1 well, a dry land straight hole test of the West Andrew Prospect, commenced drilling on 2 October 2006 using the Great Wall Rig GWD #172 and is drilling ahead at 11,435 feet after running surface casing to 3,551 feet.



Foreman 1
Broussard A22
Hunter FT11
Landry G
Fault Block Production
Cam 1 - 8.7BCF + 77MBC
Cam 2 - Est 5BCF
Fault Block Production
Cam 2 - 16.3BCF + 168MBC
Camerina 1
Camerina 2
Fault Block Production 0.5BCF
Fault Block Production
Cam 1 - 20BCF + 221MBC
New Well in Fault Block 9 MMCF/D
West Andrew Prospect Estimated Reserves
Cam 1 - 13BCF + 130MBC
Cam 2 - 7BCF + 70MBC
Camerina trend production exceeds 1.75TCF
West Andrew Prospect
Vermillion Parish
Louisiana

FAR has a 10 percent working interest in the West Andrew Prospect, a three-way dip fault closure, located on a 400 acre lease block in Vermillion Parish, South Louisiana. The prospect is supported by a combination of subsurface well control and 3D seismic and lies on a prolific "*Camerina*" trend where historical production exceeds 1.7 TCF of gas.

The Lucy B. Thomas et al #1 well has a planned total depth of 14,000 feet and a likely drilling duration of approximately 53 days

The *Camerina* (Upper Frio age) interval produces in the adjacent Andrew Field area. Net sand maps of the area show the West Andrew Prospect should have approximately 60 feet of pay in the *Camerina-1* sand and approximately 40 feet in the *Camerina-2* sand with total potential estimated at 20 BCF gas and 200,000 barrels of oil.

Existing infrastructure lies nearby providing for quick sales turnaround in the event of a successful well with production rates in excess of 7 million cubic feet per day being possible..

FAR was attracted to this opportunity given the relatively low risk associated with the prospect, the multiple *Camerina* Sand targets, the quality technical control, the attractive indicated profitability, the nearby infrastructure and the potential for early production.

The Operator is Sandalwood Exploration LP of Houston, Texas. FAR's working interest reduces to 7.5% after casing point has been reached in the well. All other participants are North American entities and include the Reeder Energy group who participate with FAR in a number of other ventures.

ONSHORE CANADA

Kakwa Project (FAR 15%)
Waiting on fracture stimulation of Charlie Lake interval.

A production testing programme is in progress at the Kakwa exploration well, located on Suncor acreage in the Kakwa area on the flank of the Peace River Arch Alberta, Canada.

The Kakwa well has been drilled to a total depth of 4,080 metres using Precision Rig 645 and has been logged. The well will be produced from one of several upper zones where good gas shows have been confirmed within secondary targets in the Cretaceous section and Middle Triassic intermediate section. Logs confirm several of these zones are likely to be productive..

The venture is currently evaluating the Halfway/Charlie Lake interval between 3,104 and 3,120 metres likely to be more robust in terms of costs, rates and reserves This interval will be perforated, tested, subject to fracture stimulation and if commercial placed on stream.

The lease under this first test comprises 600 acres and forms part of a broader Area of Mutual Interest. The location is immediately adjacent to a highway and to a pipeline offering good logistics for early production in the event of success.

Participation in the initial test well earns FAR an option to participate in an additional much larger (50 BCF plus), seismically controlled Wabamun prospect lying to the northeast of the initial test site on a lease comprising 800 acres. Several low risk lower potential Cretaceous targets have been identified on both blocks with up to four locations in each section.

The leases are subject to Overriding Royalties retained by Suncor.

Clear Hills Project (FAR 15%)
Initial well suspended as potential gas producer

This project is located in the Clear Hills Area in Canada's Western Gas Basin adjacent to the British Columbia border.

During March 2006, the initial test well, the Sweeney 102, was drilled to a total depth of 1,200 metres using Precision Rig 115. Operations to evaluate the hydrocarbon shows encountered while drilling will resume during the winter months when the ground freezes over, thereby facilitating the movement of equipment. The well will be re-entered and sidetracked for completion as a gas producer. Importantly the well has contributed toward the earning obligation with Suncor and the potential for significant drilling activity on the leases.,

FAR is participating for a 15 percent working interest in two obligatory tests, with an option to drill a third test, of the normally pressured Lower Cretaceous Notikewin sand which is estimated by Suncor to have potential recoverable reserves of 5 to 11 BCF in the 7000 acres under lease in 11 sections. The lease under the first test comprises 600 acres and forms part of a broader Area of Mutual Interest (AMI). There are twenty or so prospective sections within the AMI, which may provide a potential for 9 to over 19 BCF of sweet gas.

The location is proximal to several pipelines allowing for early production in the event of success. A 36" Nova gas line is adjacent and in places crosses the acreage while an 8", 800 psi gathering line is 1/5 to 5 miles from the acreage.

The 7000 acres under agreement were leased by Suncor prior to the recent run-up in acreage price. The target Notikewin sands produce in the nearby Drake Field, which has cumulatively produced 28 BCF from 200 wells with an Estimated Ultimate Recovery of 75-80 BCF. The proposed drilling locations are based on a detailed petrophysical analysis of wells, on or adjacent to the leased acreage, which were drilled for deeper objectives but were not considered commercial in the Notikewin at the time they were drilled. This aspect materially reduces the technical risk associated with the acreage.

Wells are expected to produce about 0.4 BCF/well, with initial rates of 300 thousand cubic feet per day per well. Currently the wells are drilled on 640 acre spacing. This spacing does not reflect well drainage. In analogous US reservoirs, spacing has been reduced to 40 acres or less in some cases. Such a trend can be expected in Canada as well. Gas prices are similar to those achieved in the broader North American market.

Participants

Working interests (subject to Overriding Royalties retained by Suncor) in the Clear Hills West project are held as follows:

Choice Resources Corp (Operator)	65%
First Australian Resources Limited	**15%**
Graybeard Energy Ltd.	20%

COMMENT ON NORTH AMERICAN PROJECTS

Ultimately production is expected from both the Kakwa and Clear Hills projects in Canada, at Rainosek in Texas and, subject to successful exploration, at West Andrew in Louisiana.

Certain other ground floor projects (like the onshore gulf 3D project) have longer lead times as leasing of prospective acreage is secured prior to acquiring 3D seismic, thereby keeping acreage acquisition costs down, without tipping off potential competition. These activities are expected to provide benefits over a medium term and ensure a strong drilling inventory.

Primary emphasis has been placed on near ground floor opportunities where FAR can secure an advantage over its industry peers and which will result in near term benefits to FAR in the form of a free carry through future exploration, recovery of past exploration costs or near term cash flows. Particular emphasis has been directed toward projects with a 3D coverage and a natural gas bias.

AUSTRALIA

WA-254-P - OFFSHORE CARNARVON BASIN
FAR 10.71% (parts 1, 3, 4), 11.25% (part 2) (OPERATOR - APACHE ENERGY LTD)

The Duomonte Prospect remains a firm candidate for drilling during 2007. Duomonte is supported by the reprocessing of a new 3D seismic data set over the permit by the Operator, Apache, in conjunction with PGS. The reprocessing by PGS utilises very modern processing techniques. Duomonte-1 will target the Legendre Formation at 2,550 metres with mean truncated recoverable reserves estimated at 20.4 million barrels. The prospect lies approximately 26 kilometres from the Woodside operated Legendre Field.



WA-1-L
WA-11-L
HURRICANE 1
LEGENDRE WEST 1
LEGENDRE PLATFORM
HELLCAT 1
SAMSON 1
WA-28-P (1)
SPINNER 1
LYNX 1A
LAUCHIE 1
ALEENA 1
LEWIS 1,1A
ARGOS 1
WA-254-P (2)
WA-1-P (3)
JAYASURIYA
HYACINTHUS 1
ORION 1
DR ZEUS
JANUS-1
SAGE
ROSEMARY NTH 1
SAGE 1
WA-208-P
DUOMONTE
SAFFRON
SAFFRON 1
ROSEMARY 1
ANTELOPE 1
QUANDONG 1
LEPUS 1
BELLEROPHON 1
HELLYBELLY
GNU 1
REINDEER 1
REINDEER
UNICORN 1(P)
CARIBOU 1
CARIBOU
CHERVING 1
DUNGAROO 1
BLOODWOOD 1
NICKOL BAY 1
WA-254-P (4)
MONTE BELLO 1
CORVUS 1,ST 1
WANDOO NORTH 1
HAMPTON 1
MORREL 1
WHITEWOOD
WANDOO
WANDOO 1
TINGLE
WA-1-P (4)

Dr. Zeus is a mature M Australis prospect that has passed a peer review and is likely to drilled in 2007. Dr Zeus will target a structural closure with mean truncated recoverable reserves estimated at 23.2 million barrels and is supported by a prominent amplitude anomaly. The prospect lies approximately 23 kilometres from the Woodside operated Legendre Field.

The Little Joe Prospect which overlaps into WA-254-P (from WA-208-P) also remains in the drilling inventory. Santos, a participant in the Little Joe Prospect, is reported to be targeting an oil leg with estimated potential of 26 million barrels recoverable following the drilling of a 76 metre gross gas column in the nearby Hurricane well.

A re-examination of the Janus-1 well results (drilled 1997) suggests the presence of by passed pay in the well. It has been estimated that 11.5 metres of net pay is present from 39.5 metres of gross pay with an oil-water contact at 1,926 metres MDRT in the well. The size of the accumulation has not yet been estimated, but depends on mapping the down dip leg of the inferred accumulation in ongoing work.

Two other leads Hellybelly (Angel formation structural play) and Jayasuriya (Eliassen stratigraphic play) require further review.

WA-254-P was renewed on the 12 June 2006 for a further term of five years and comprises 4 graticular blocks (321 square kilometres). A renewal application was lodged during the quarter.

T18P, BASS BASIN, OFFSHORE TASMANIA, (0.09375% Overriding Royalty) (OPERATOR ORIGIN ENERGY)

FAR is the holder of a 0.09375% royalty interest over Bass Basin (Offshore Tasmania) Permit T18P where the Trefoil-1 wildcat well was drilled and production tested during the final quarter of 2004, confirming a new gas-condensate field discovery.

As a royalty holder FAR does not receive information on activities within the block other than for data lodged with the ASX.

EP 104 AND RETENTION LEASE R1 - CANNING BASIN - 8% INTEREST
WEST KORA APPLICATION – CANNING BASIN – 12% INTEREST
ARC Energy appointed Operator with activity set to accelerate.

The Appointment of Arc Energy as Operator of the EP 104/R1 Joint Venture (with Century Rig 18 secured) and the funding of Stokes Bay-1 well by Empire Oil and Gas provides a likely Mid 2007 spud date in a possible 2 well back to back program.

The first well in the program is expected to be Stokes Bay-1 well which will test the reservoir objectives of the Carboniferous-aged Anderson Formation sands. The Anderson Formation is productive at the Point Torment-1 gas discovery, the West Kora-1 oilfield together with other oilfields Lloyd and West Terrace, all located on the Pinnacle Fault System.

The Point Torment-1 gas discovery is situated in Retention Lease R1 in the Fitzroy Sub Basin of the Canning Basin. This gas discovery is located along the Pinnacle Fault to the north west of the West Kora-1 oil discovery.

The trap is a 3-way dip closed anticline, bounded to the north by the Pinnacle Fault. The Stokes Bay-1 well is planned to intersect the reservoir section updip from the Point Torment-1 gas discovery drilled in 1992 where gas tested at a flow rate of 4.3 million cubic feet of gas per day. The Stokes Bay-1 well will target potential recoverable reserves estimated to be 80 billion cubic feet of gas and 10.3 million barrels of oil.


PROPOSED WELL STOKES BAY-1
WEST KORA-1
APPLICATION L98-1
R1

STOKES BAY-1 ANDERSON GAS SANDS. POTENTIAL RECOVERABLE GAS RESERVES OF 80 BILLION CUBIC FEET

VALENTINE

Following the Stokes Bay-1 well, the Valentine-1 well is likely to be drilled as a directional well from the same drill site location. The Valentine Prospect, in R1 and L98-1, is a large stratigraphic trap on the down thrown side of the Pinnacle Fault. It covers an area of 50 square kilometres and is defined by a package of seismic reflectors within the Late Devonian on the down thrown side of the Pinnacle Fault. This package of seismic reflectors is interpreted to be sands, which pinch out to the northeast against the Pinnacle Fault and against broad structural noses to the northwest and southeast. Structurally they dip to the southeast. Similar sands were intersected in the Puratte-1 well, which demonstrated good reservoir quality (15- 25% porosities). Potential recoverable reserves for the Valentine Prospect if hydrocarbons are present and the trap is filled to the spill point are estimated to be in the order of 200 million barrels of oil or 1.2 trillion cubic feet of gas.


PLATFORM
CHANNEL
CHANNEL
PROPOSED WELL
VALENTINE-1
SLOPE
SLOPE
R1
BASIN
L98-1

VALENTINE PROSPECT CANNING BASIN TWO WAY TIME STRUCTURE NEAR TOP VIRGIN HILLS FAN SANDS ESTIMATED POTENTIAL RECOVERABLE RESERVES OIL: 200 MILLION BARRELS GAS: 12 TRILLION CUBIC FEET

WEST KORA

The potential for oil in this area is demonstrated by the West Kora Oilfield located within Application for a Production Licence L98-1. West Kora-1 is a completed oil well, which has the potential to be placed back on production to the existing West Kora-1 Tank Farm. West Kora-1 in particular, emphasises the potential for further oil discoveries along the Pinnacle Fault Trend and in the Stokes Bay- 1 well. Success at Stokes Bay-1 will enhance the timing of settling the grant of the Production Licence with the Department of Industry and Resources and together with a workover of the West Kora-1 well, an application and safety case to re-commence production at West Kora-1.

EP 104 occupies an area of 740 sq km. The permit has been renewed for a term of five years with effect from 4 April 2005. Retention Lease R1 occupies an area of 250 sq km and was awarded on 29 August 2003 for a term of five years. These tenements plus the West Kora Application contain the Point Torment and Valentine Prospects and the West Kora oil discovery which is currently shut in.

OFFSHORE CHINA
BEIBU GULF BLOCK 22/12 - 5% working interest
OPERATOR ROC OIL
Wei 6.12 South oil discovery China

Summary

The Wei 6.12 South oil discovery made in China during May 2006 was appraised by two further side-track wells, both updip and downdip, and production tested at a rate of 5,750 barrels of oil a day. The three wells have provided sufficient data to complete feasibility studies by the end of 2006 with the expectation of an overall development plan (ODP) to be delivered early in 2007. The operator, ROC Oil, has issued guidance that the total oil in place for the Wei 6.12 discoveries ranges between 70 to 100 million barrels of oil of and expected oil recovery in the range of 30-50%.

On 22 September, government authorities in China extended the term of the Production Sharing Contract for Block 22/12, for a further two years with a two well drilling commitment to 30 September 2008.

Wei-6-12-South Oil Discovery

In May 2006 the Joint Venture announced a significant oil discovery at the Wei 6-12 South prospect located approximately 10 kilometres east of CNOOC's 12-1-A platform and three kilometres southwest of the 6-12-1 oil discovery made by the Joint Venture in 2002.



Three separate hydrocarbon columns were discovered with individual gross thicknesses of 65 metres, 111 metres and 121 metres, which collectively represent 95 metres of total net hydrocarbon pay, including 80.5 metres of net oil pay. Two of the three oil columns extended beyond the mapped structural closure.

An appraisal of the Wei 6-12 South discovery consisting of production testing and two side track wells then followed. A three week production testing programme on each of the three separate hydrocarbon columns encountered by the discovery well produced favourable results, with oil flows resulting from all test zones to give a total collective stabilised rate of up to 5,750 barrels per day ("BOPD") of good quality light oil.

The first-sidetrack well, the Wei 6-12-S-1a was drilled approximately 50 metres from the discovery well and was completed on 12 July with five core samples successfully cut and effectively 100% recovery achieved. Initial analysis indicates that these core samples (78 metres) are similar to the good reservoir character and quality found in the discovery well.

The second sidetrack well, the Wei 6-12S-1Sb, reached a Total Depth of 2,950 mBRT on 26 July. The well was designed to intersect all the reservoir intervals in the upper part of the discovery well in the oil zone, downdip from that well. Preliminary appraisal results are encouraging, confirming oil in the expected target horizons. the Wei-6-12-S-1b is currently in progress and is designed to evaluate the various reservoir sands down dip relative to the first well with the aim of better delineating the likely multiple oil-water contracts in the field.

The above appraisal work is intended to enable the joint venture to make a timely and well informed decision regarding the field's commercial potential, which may lead to a development independent of CNOOC's production facilities. The discovery increases the potential for success of several similar prospects mapped nearby.

Previous Discoveries & the 12-8-East & West oil fields

The substantial Wei 12.1, 11.4 and 10.3/3N oilfields and two recent large discoveries of the 11.1 and 11.1 North fields, operated by CNOOC, are located nearby to the north and west with production via a pipeline to the Weizhou Island oil processing facilities, 10 kilometres to the north of 22/12. These CNOOC fields each contain an estimated 40 to 100 million barrels of recoverable oil.

A 3D seismic survey was acquired over the 450 square kilometre (175 square miles) block in late 2002. Interpretation of the survey in 2003 clearly defined the existing oil discoveries as well as a significant number of drill prospects.

Three wells were drilled during 2004 one of which, the Wei 12.8.3 well resulted in a successful appraisal of the Wei-12-8-East oil field. In September 2004, the joint venture elected to enter the third exploration phase of the petroleum contract and committed to a feasibility study for development of the Wei-12-8-East and West fields, estimated to contain some 20 to 25 million barrels of recoverable oil.

The China National Offshore Oil Company ("CNOOC") is entitled to participate up to a 51% funding equity level in any commercial development within Block 22/12.

FAR maintains a web site at www.far.com.au.
Enquiries: Michael Evans 61-8-9322-3939 email: info@far.com.au

NOTE: In accordance with Chapter 5 of the Listing Rules, the geological information in this report has been reviewed by Bevan Warris, a geologist with 35 years experience and AAPG Certified Petroleum Geologist No 4723. Dr Warris has given his consent to the information in the form and context in which it appears.

Rule 5.3

Appendix 5B

Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98, 30/9/2001.

Name of entity

FIRST AUSTRALIAN RESOURCES LIMITED

ABN	Quarter ended ("current quarter")
41 009 117 293	30 September 2006

Consolidated statement of cash flows

	Cash flows related to operating activities		Current quarter $A'000	Year to date (9 months) $A'000
1.1	Receipts from product sales and related debtors		748	2,862
1.2	Payments for	(a) exploration and evaluation		
		(b) development	(17)	(17)
		(c) production	(136)	(535)
		(d) administration	(365)	(1,225)
1.3	Dividends received			
1.4	Interest and other items of a similar nature received		240	515
1.5	Interest and other costs of finance paid		(150)	(787)
1.6	Income taxes paid			
1.7	Other (provide details if material)		11	24
	Net Operating Cash Flows		331	837
	Cash flows related to investing activities			
1.8	Payment for purchases of:	(a)prospect leases	(284)	(718)
		(b)equity investments		
		(c) other fixed assets	9	(37)
		(d) exploration & evaluation	(2,768)	(9,088)
1.9	Proceeds from sale of:	(a)prospects	17	17
		(b)equity investments		
		(c)other fixed assets		
1.10	Loans to other entities			
1.11	Loans repaid by other entities			
1.12	Other (Forex Revaluation)			(1)
	Net investing cash flows		(3,026)	(9,827)
1.13	Total operating and investing cash flows (carried forward)		(2,695)	(8,990)

1.13	Total operating and investing cash flows (brought forward)	(2,695)	(8,990)
	Cash flows related to financing activities		
1.14	Proceeds from issues of shares, options, etc.		12,363
1.15	Proceeds from sale of forfeited shares		
1.16	Proceeds from borrowings		5,390
1.17	Repayment of borrowings		
1.18	Dividends paid		
1.19	Other (Share Issue Expenses)	(13)	(821)
	Net financing cash flows	(13)	16,932
	Net increase (decrease) in cash held	(2,708)	7,942
1.20	Cash at beginning of quarter/year to date	20,118	9,483
1.21	Exchange rate adjustments to item 1.20	(5)	(20)
1.22	**Cash at end of quarter**	17,405	17,405

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.23	Aggregate amount of payments to the parties included in item 1.2	91
1.24	Aggregate amount of loans to the parties included in item 1.10	

1.25 Explanation necessary for an understanding of the transactions

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

Financing facilities available

Add notes as necessary for an understanding of the position.

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	802	595
3.2	Credit standby arrangements		

Estimated cash outflows for next quarter

		$A'000
4.1	Exploration and evaluation	4,100
4.2	Development	490
	Total	**4,590**

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
5.1	Cash on hand and at bank	116	265
5.2	Deposits at call	912	1,143
5.3	Commercial Bills	16,305	18,638
5.4	US$ Foreign Currency a/c	72	72
	Total: cash at end of quarter (item 1.22)	17,405	20,118

Changes in interests in mining tenements

		Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter
6.1	Interests in mining tenements relinquished, reduced or lapsed				
6.2	Interests in mining tenements acquired or increased				

+ See chapter 19 for defined terms.

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Total number	Number quoted	Issue price per security (see note 3) (cents)	Amount paid up per security (see note 3) (cents)
7.1	**Preference +securities** *(description)*				
7.2	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs, redemptions				
7.3	**+Ordinary securities**	413,688,031	413,688,031	N/A	N/A
7.4	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs	- -	- -	- -	
7.5	**+Convertible debt securities: 10% Unsec.Redeem. Convertible Note)**	7,700,000	7,700,000	70 cents	*Maturity Date* 31 January 2009
7.6	Changes during quarter (a) Increases through issues (b) Decreases through securities matured, converted				*Maturity Date*
7.7	**Options**			*Exercise price*	*Expiry date*
	Incentive	7,865,313	–	10 cents	16 June 2007
	Consultant	2,000,000	–	10 cents	30 June 2008
	Consultant	200,000	–	12.5 cents	30 September 2008
	Consultant	300,000	–	15 cents	30 September 2008
	Consultant	1,500,000	–	18 cents	30 June 2008
	Consultant	1,500,000	–	23 cents	30 June 2009
	Consultant	2,000,000	–	30 cents	30 June 2010
7.8	Issued during quarter			*Issue Price*	*Expiry Date*
		1,500,000	–	NIL	30 June 2008
		1,500,000	–	NIL	30 June 2009
		2,000,000	–	NIL	30 June 2010
7.9	Exercised during quarter	-		*Exercise Price* -	*Expiry Date* -
7.10	Expired during quarter			*Exercise Price*	*Expiry Date*
7.11	**Debentures** *(totals only)*				
7.12	**Unsecured notes** *(totals only)*				

+ See chapter 19 for defined terms.

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2 This statement does give a true and fair view of the matters disclosed.



Date: 26 Oct 2006
Print name: MICHAEL EVANS (DIRECTOR)

Notes

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3 **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4 The definitions in, and provisions of, *AASB 1022: Accounting for Extractive Industries* and *AASB 1026: Statement of Cash Flows* apply to this report.

5 **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

== == == == ==

2006/7 ESTIMATED DRILLING PROGRAM – FIRST AUSTRALIAN RESOURCES LTD

Country/Project/Well	WI %	Oct	Nov	Dec	Jan	Feb	Mar	Apr	May	June	July	Aug	Sept
[illegible]													
South Grosse Tete													
Deep Nodasaria	18.3						●						
Lake Long													
SL 328 #9	4.1			●									
Rainosek	21.5			●									
Galveston Bay 135	15.0										●		
West Andrew	10.0	●											
Welder Ranch	9.0	●			●								
NE Waller	34.0								●	●	●	●	
[illegible]													
Kakwa Follow Up	15.0					●							
Clear Hills	15.0					●	●						
[illegible]													
Beibu Gulf Block 22/12	5.0							●					
[illegible]													
EP 104 Stokes Bay-1	8.0									●			
EP 104 Valentine-1	8.0										●		
WA-254-P Duomonte	10.7						●						
WA-254-P Dr Zeus	10.7									●			